BLACKROCK, INC.

40 East 52nd Street

New York, NY 10022

September 7, 2005

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Christian Windsor

Re:	BlackRock, Inc.
Post-Effective Amendment No. 1 to Registration Statement on Form S-3
(No. 333-124843)

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, BlackRock, Inc. hereby requests acceleration of Post-Effective Amendment No. 1 to the Registration Statement on Form S-3, No. 333-124843, to 12:00 noon on Friday, September 9, 2005, or as soon thereafter as practicable.

We acknowledge that the disclosure in the filing is the responsibility of BlackRock, Inc. BlackRock, Inc. represents to the Commission that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing and that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

BlackRock, Inc. further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve BlackRock, Inc. from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

If you have any questions on this matter, please call the undersigned at (212) 810-5300.

Very truly yours,

BLACKROCK, INC.

By:	/s/ Robert P. Connolly
Robert P. Connolly
Managing Director, General Counsel and
Secretary